Exhibit 12

Consent of Joshua Parsons

I hereby consent to the use of my name, the references to the report titled “NI 43-101 Technical Report, New Afton Mine, British Columbia, Canada” with an effective date of December 31, 2024 and the information derived therefrom, and the inclusion of the information reviewed and approved by me relating to Mineral Reserves and Mineral Resources as it relates to the New Afton Mine for the year ended December 31, 2024 in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of New Gold Inc. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-279369).

Singed this 24th day of February, 2025

Yours truly,

/s/ Joshua Parsons
Name:	Joshua Parsons
P.Eng.